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                                               SEC FILE NUMBER
                                               1-12541
                                               -----------------------------
                                               CUSIP NUMBER
                                               046613 10 5
                                               -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F [ ] Form-11K [ ] Form 10-Q   [ ] Form N-SAR

                  For Period Ended:         June 30, 2002
                                    -----------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:   Not applicable
                                                   -----------------------------

--------------------------------------------------------------------------------
Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Comission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
--------------------------------------------------------------------------------

Part  1 - REGISTRANT INFORMATION

         Atchison Casting Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

         Not applicable
--------------------------------------------------------------------------------
Former Name if Applicable

         400 South Fourth Street
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Address of principal executive office

         Atchison, Kansas 66002
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City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |  (a) The reasons described in reasonable detail in Part III of this
     |      form could not be eliminated without unreasonable effort or expense;
     |
[X]  |  (b) The subject annual report, semi-annual report, transition
     |      report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
     |      thereof will be filed on or before the fifteenth calendar day
     |      following the prescribed due date; or the subject quarterly report
     |      or transition report on Form 10-Q, or portion thereof will be
     |      filed on or before the fifth calendar day following the prescribed
     |      due date; and

        (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

(Attach Extra Sheets if Needed)  Potential persons who are to respond to the collection of information contained in this
                                 form are not required to respond unless the
                                 form displays a currently valid OMB control
                                 number

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 by the September 30, 2002 due date without undue effort or expense. The reason for the registrant's inability to complete its Annual
Report by the due date relates to the lack of a consent from Deloitte & Touche
LLP as required under Item 601(b)(23) of Regulation S-K of the Securities Act of
1933 (the "Act"). On October 1, 2002, the Company filed an application to dispense with consent under Rule 437 of the Act. As of the date of this filing, the Securities and Exchange Commission has not made a decision regarding the
Company's application to dispense with consent. The registrant expects to meet the extended due date for its Form 10-K of October 15, 2002.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

      Kevin T. McDermed                 (913)                     367-2121
    --------------------------   ------------------------  ---------------------
           (Name)                    (Area code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer
    is no, identify report(s).   [X] Yes [ ] No

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                     [ ] Yes [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Atchison Casting Corporation
                -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     October 1, 2002       By  /s/ Kevin T. McDermed
     ------------------------     -----------------------------------
                                     Kevin T. McDermed
                                     Chief Financial Officer